Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, N.Y. 10017-3954

(212) 455-2000

Facsimile (212) 455-2502

June 27, 2012

VIA COURIER AND EDGAR

Re:	Engility Holdings, Inc.
Amendment No. 4 to Registration
Statement on Form 10-12B
File No. 001-35487

Ms. Sherry Haywood, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mailstop 7010

Washington, D.C. 20549

Dear Ms. Haywood:

On behalf of Engility Holdings, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above-referenced amendment (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”), marked to show changes from the Registration Statement as filed on June 19, 2012. The Registration Statement has been revised to reflect certain changes in response to the Company’s discussions with the Staff.

Furthermore, we are providing the following response to your comment provided orally on June 26, 2012 regarding the Registration Statement. To assist your review, we have included the Staff’s comment in italics below. Please note that all references to page numbers in our response refer to the page numbers of the Amendment. The response and information described below is based upon information provided to us by the Company.

Management

Our Board of Directors

Disclose for each director the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 90 through 91 of the Registration Statement.

*        *        *

Please do not hesitate to call Vince Pagano at 212-455-3125 or Arjun Koshal at 212-455-3379, with any questions or further comments you may have regarding the filing.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP
SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Jay Ingram
Patricia Armelin
Anne McConnell

Engility Holdings, Inc.
Anthony Smeraglinolo
Thomas Miiller, Esq.